Exhibit 2.1

CONTRIBUTION AGREEMENT

BY AND BETWEEN

SANCHEZ ENERGY PARTNERS I, LP,

AND

CONSTELLATION ENERGY PARTNERS LLC

DATED AUGUST 9, 2013

Exhibits

Exhibit A-1 – Leases

Exhibit A-2 – Wells

Exhibit B – Assignment of Assigned Equity

Exhibit C – Amendment to the Operating Agreement

Exhibit D – Registration Rights Agreement

Schedules

Schedule 1.2(b) – Excluded Assets

Schedule 1.2(c) – Required Consents

Schedule 3.1(l) – Production Sales Contracts

Schedule 3.1(n) – Preferential Rights and Required Consents

Schedule 3.1(o) – Contracts

Schedule 9.2 – Suspense Accounts

TABLE OF DEFINED TERMS

Action	32
Aggregate Indemnification Threshold	23
Agreement	1
Amendment to the Operating Agreement	20
Assigned Equity	1
Assignment	20
Assumed Obligations	22
Basic Documents	13
Business Day	34
Cash Consideration	5
CEP	1
CEP Financial Statements	16
CEP Indemnified Claims	23
CEP Material Adverse Effect	16
CEP Parties	22
CEP SEC Documents	16
Claim Notice	26
Claims	21
Closing	20
Closing Date	20
Code	1
Commission	16
Company	1
Company Assets	1
Consideration	5
Delaware LLC Act	14
Effective Time	5
Environmental Laws	11
Equipment	2
Exchange Act	16
Excluded Assets	3
Execution Date	1
Final Settlement Statement	7
Governmental Authority	10
Holding Period	5
Hydrocarbons	2
Indemnified Party	26

Indemnifying Party	26
Indemnity Cap	23
Independent Expert	19
Individual Indemnification Threshold	23
Knowledge	34
Lands	1
Leases	1
Legal Requirement	10
Non-Conveyed Assets	4
Operating Agreement	14
Parties	1
Party	1
Person	34
Pre-Closing Tax Period	28
Pre-Effective Time Tax Period	28
Records	3
Registration Rights Agreement	20
Required Consents	4
Sale Hydrocarbons	2
Sanchez	1
Sanchez Indemnified Claims	24
Sanchez Indemnitees	24
Sanchez Material Adverse Effect	9
Securities Act	12
SEP	1
Stifel Parties	32
Stock Hydrocarbons	2
Straddle Period	29
Subsidiary	34
Tax Audit	30
Tax Returns	29
Taxes	29
Transfer Taxes	29
Unit Consideration	5
Units	1
Wells	2

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”), dated the 9th day of August, 2013 (the “Execution Date”), is by and between Sanchez Energy Partners I, LP, a Delaware limited partnership (“Sanchez”) and Constellation Energy Partners LLC, a Delaware limited liability company (“CEP”). Each of the foregoing is sometimes referred to herein as a “Party” and they are sometimes collectively referred to herein as the “Parties”.

W I T N E S S E T H:

WHEREAS, Sanchez is the owner of 100% of the issued and outstanding equity interests (collectively, the “Assigned Equity”) in SEP Holdings IV, LLC, a Delaware limited liability company (the “Company”);

WHEREAS, the Company owns the Company Assets (as defined herein);

WHEREAS, on the terms set forth in this Agreement, Sanchez desires to contribute to CEP, and CEP desires to acquire from Sanchez, all of Sanchez’s right, title and interest in and to the Assigned Equity; and

WHEREAS, the Parties intend for the contribution and exchange to qualify in part as a tax-free transaction under Section 721 of the Internal Revenue Code of 1986, as amended (the “Code”);

NOW THEREFORE, in consideration of the mutual promises contained herein, the mutual benefits to be derived by each Party hereunder and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I. CONTRIBUTION OF EQUITY AND PRE-CLOSING TRANSACTIONS

Section 1.1 Equity to be Contributed. Subject to and in accordance with the terms and conditions of this Agreement, Sanchez agrees to and hereby does sell, contribute, transfer, convey and assign to CEP, and CEP agrees to and hereby does purchase, acquire and receive from Sanchez, all of Sanchez’s right, title and interest in and to the Assigned Equity.

Section 1.2 Formation of the Company and Contribution of Assets.

(a) On July 10, 2013, Sanchez formed the Company as a wholly-owned Delaware limited liability company. In connection with the formation, SEP Holdings I, LLC, a Delaware limited liability company, and SEP Holdings II, LLC, a Delaware limited liability company (individually and collectively, as applicable, “SEP”), contributed all of its right, title and interest in the assets set forth below (with the exception of the Excluded Assets identified below but together with the Non-Conveyed Assets, the “Company Assets”):

(i) the oil and gas leases (the “Leases”) and the lands covered thereby (the “Lands”) located in Texas and Louisiana more particularly described in Exhibit A-1, together with all oil and gas pooling and unitization agreements, declarations, designations and orders relating to the Leases (such pooled or unitized areas being, collectively, the “Units”), and all of SEP’s interests in (A) all rights, privileges, benefits, and powers conferred upon the holder of the Leases with respect to the use and occupation of the surface of the Lands that may be necessary, convenient, or incidental to the possession and enjoyment of the Leases, (B) all rights, options, titles, and interests of SEP granting it the right to obtain, or otherwise earn interests within the Lands no matter how earned, and (C) all tenements, hereditaments, and appurtenances belonging to any of the foregoing;

(ii) all the producing, non-producing, shut-in and abandoned oil and gas wells, salt water disposal wells, injection wells, and water wells located on the Leases or on the Lands or within the Units (collectively, the “Wells”), including without limitation, the Wells described in Exhibit A-2;

(iii) all crude oil, natural gas, condensate, distillate, natural gasoline, natural gas liquids, plant products, refined petroleum products, other liquid or gaseous hydrocarbons (including, without limitation, coalbed methane), sulphur, other gases (including, without limitation, hydrogen and carbon dioxide), and every other mineral or substance, or any of them, the right to explore for which, or an interest in which, is granted pursuant to the Leases (collectively “Hydrocarbons”) (A) produced from or allocable to the Leases and existing in pipelines, storage tanks, or other processing or storage facilities upstream of the delivery points as of the Effective Time (“Stock Hydrocarbons”) and (B) produced from or allocable to the Leases on and after the Effective Time (“Sale Hydrocarbons”);

(iv) to the extent the same are specifically attributable or allocable to the Leases, the Lands, the Units or the Wells, all interests in any of the real, personal and mixed property used in the operation of the assets conveyed by SEP in whole or in part or credited to the joint account of SEP, including, but not limited to (A) all wellhead equipment, fixtures (including, but not limited to, field separators and liquid extractors), platforms, pipe, casing, and tubing; (B) all production, gathering, treating, processing, compression, dehydration, salt water disposal, injection, gathering line and pipeline equipment and facilities; and (C) all tanks, machines, equipment, tools, dies, vessels and other facilities (collectively, “Equipment”);

(v) to the extent the same are specifically attributable or allocable to the assets described in paragraphs (i) through (iv) above, all interests in permits, licenses, servitudes, rights-of-way, division orders, gas purchase and sale agreements, including without limitation gas contracts, crude oil purchase and sale agreements, surface leases, farmin agreements, bottom hole agreements, acreage contribution agreements, operating agreements, unit agreements, processing agreements, options, leases of equipment or facilities, and other contracts, agreements, and rights that are owned by SEP in whole or in part, and that are appurtenant to the assets described in paragraphs (i) through (iv) above or used or held for use in connection with the ownership or operation of such conveyed assets or with the production, treatment, sale, or disposal of water, Hydrocarbons and associated substances therefrom or thereon, to the extent the same may be assigned or transferred by SEP;

(vi) to the extent not prohibited at law or by contract or agreement, any and all geological data and reports, subject to all applicable licensing and other agreements and all restrictions on transfer, including but not limited to all well logs, core reports, seismic data, interpreted maps, contour maps, isopach maps, etc. relating to the Leases or Lands; provided, however, that SEP or its affiliates shall retain any such data and reports required for the continued operation of the Company Assets after the Closing and shall provide copies of such data and reports to CEP.

(vii) all claims, rights, demands, complaints, causes of action, suits, actions, judgments, damages, awards, fines, penalties, recoveries, settlements, appeals, duties, obligations, liabilities, losses, debts, costs and expenses (including court costs, expert witness fees and reasonable attorneys’ fees) accruing in favor of SEP on or after the Effective Time relating to the Company Assets or any damage thereto or destruction thereof (excluding, however, items that are Excluded Assets under Section 1.2(b); and

(viii) to the extent the same are specifically attributable or allocable to the conveyed assets described above, all of the files, records, documents, correspondence and data now in the possession or control of SEP that relate to the items described in Section 1.2(a)(i) through (vi) above, without limitation (the “Records”) including, but not limited to, lease and land records, development geological records, operations, production and engineering records, facility and well records (including without limitation all mud and open and cased hole logs) and any base data and information, to the extent the same may be transferred or delivered to the Company; provided, however, that the Records shall not include (i) any data or records which are subject to transfer restrictions or confidentiality obligations owed to third parties that prohibit disclosure to CEP or the Company (provided that Sanchez will, at the Company’s request and at Sanchez’s commercially reasonable cost and expense, request waivers of such transfer and confidentiality restrictions, other than those relating to seismic records for which a re-licensing fee would be required), or (ii) files and records, other than title opinions, that are subject to attorney-client privilege or that constitute attorney work product; provided further, that SEP or its affiliates shall retain any Records required for the continued operation of the Company Assets after the Closing and shall provide copies of such Records to CEP.

(b) Specifically excepted and reserved from this transaction and the contribution to the Company by SEP are the following, hereinafter referred to as the “Excluded Assets”:

(i) SEP’s general corporate records (whether or not related to the conveyed assets), corporate records, financial and tax records unrelated to the conveyed assets, reserve estimates and reports, economic analyses, computer programs and applications, pricing forecasts, legal files, legal opinions, attorney-client communications, and attorney work product (except abstracts of title, title opinions, certificates of title, and title curative documents, which shall be furnished to the Company), and all other records and documents subject to confidentiality provisions, or other restrictions on access or transfer;

(ii) all of SEP’s intellectual property rights, patents, copyrights, names, marks, logos, proprietary software and derivatives therefrom, geophysical data, data licensing agreements and seismic licenses between SEP and third parties, if any, and any and all geologic/geophysical interpretations and proprietary or licensed raw or processed geophysical data (including magnetic tapes, field notes, seismic lines, analyses and similar data or information) and interpretations therefrom, except to the extent that any such information is specifically licensed to the Company pursuant to a separate license agreement;

(iii) subject to the provisions of Section 7.8, all rights and claims arising, occurring, or existing in favor of SEP prior to the Effective Time, including, but not limited to, any and all contract rights, claims, penalties, receivables, revenues, recoupment rights, recovery rights, accounting adjustments, mispayments, erroneous payments, personal or corporate injury, property damages, royalty and other rights and claims of any nature in favor of Sanchez relating to any time period prior to the Effective Time;

(iv) all of SEP’s insurance contracts and rights, titles, claims and interests of SEP related to the conveyed assets for all periods prior to the Effective Time (A) under any policy or agreement of insurance or indemnity, (B) under any bond or letter of credit or other security device, or (C) to any insurance or condemnation proceeds or awards, together with all amounts due or payable to Sanchez as adjustments to insurance premiums related to the conveyed assets for all periods prior to the Effective Time;

(v) claims of SEP for any refund of or loss carryforwards with respect to (A) production, windfall profit, severance, ad valorem or any other taxes attributable to the conveyed assets for any period prior to the Effective Time and (B) income, occupational or franchise taxes;

(vi) all monies, proceeds, benefits, receipts, credits, income or revenues (and any security or other deposits made) attributable to the Company Assets or the ownership or operation thereof prior to the Effective Time, including, without limitation, amounts recoverable from audits under operating agreements and any overpayments of royalties to the extent attributable to the period prior to the Effective Time;

(vii) any oil and gas leases other than those described in Section 1.2(a)(i);

(viii) any oil and gas wells other than those described in Section 1.2(a)(ii); and

(ix) any other assets identified on Schedule 1.2(b).

(c) Notwithstanding the foregoing, it is agreed and understood that the Company Assets which were conveyed to the Company by SEP only include the right, title and interest held by SEP in such assets and only to the extent such Company Assets are transferable. To the extent that any third-party consents or approvals were or are required in conjunction with the transfer of the Company Assets to the Company or the subsequent transfer of the Assigned Equity to CEP and such consents or approvals have not been obtained as of the Closing Date (the “Required Consents”), including, without limitation, those set forth on Schedule 1.2(c), Sanchez will use its commercially reasonable efforts to obtain, or cause SEP to obtain, the Required Consents as promptly as commercially practicable and will be responsible for all costs in connection therewith. The Parties agree that the Company Assets for which Required Consents must be obtained shall not be conveyed by SEP to the Company prior to the Closing but shall continue to be held by SEP for the benefit of the Company pending the receipt of the applicable

Required Consent (such Company Assets until such time conveyed to the Company, the “Non-Conveyed Assets”) but in any event for not longer than a period of one year from the Closing (the “Holding Period”) unless otherwise agreed by the Parties. At such time as a Required Consent is obtained, Sanchez shall cause SEP to promptly assign the Non-Conveyed Assets associated with such Required Consent to the Company. In consideration for the foregoing, during such time that SEP holds Non-Conveyed Assets, CEP shall directly pay (to SEP or as otherwise directed by Sanchez) within 10 days of a written request, all obligations relating to such Non-Conveyed Assets and all of the costs of administering such Non-Conveyed Assets from and after the Effective Time. If at the end of the Holding Period, SEP continues to hold any Non-Conveyed Assets, such Non-Conveyed Asset shall be deemed an Excluded Asset. Notwithstanding anything in this Agreement or otherwise to the contrary, nothing herein shall constitute an agreement to assign any claim, right or benefit arising under or resulting from a Company Asset if an attempted assignment thereof, without the consent of a third party, would constitute a breach or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such Company Asset, or would in any way adversely affect the rights of SEP, or upon transfer, the Company, to such Company Asset and in such event such Company Asset shall be deemed to have been an Excluded Asset and held for the benefit of the Company by SEP (and SEP will be entitled to payment from CEP for all obligations relating to such assets) in accordance with the foregoing provisions. If at the end of the Holding Period, SEP continues to hold any Non-Conveyed Assets, Sanchez shall, or shall cause SEP to, within 10 Business Days thereafter, pay CEP, in cash, the value of such Non-Conveyed Assets as set forth on Schedule 1.2(c) next to such Non-Conveyed Assets less the amount of any benefits received and net of any payments made by the Company with respect to such Non-Conveyed Assets.

Section 1.3 Effective Time. The effective time for purposes of this Agreement shall be as of 12:01 a.m., central time, on August 1, 2013 (the “Effective Time”).

ARTICLE II. CONSIDERATION

Section 2.1 Consideration.

(a) In consideration for the contribution of the Assigned Equity, subject to adjustment as provided in Section 2.4, CEP hereby:

(i) issues and delivers to Sanchez certificates duly registered in the name of Sanchez and representing the following (collectively, the “Unit Consideration”):

(a) 1,130,512 Class A Units (as defined in the Operating Agreement);

(b) 4,724,407 Common Units (as defined in the Operating Agreement); and

(c) One Class Z Unit (as defined in the Amendment to the Operating Agreement); and

(ii) distributes an amount of cash to Sanchez equal to $20,090,876 (the “Cash Consideration” and, together with the Unit Consideration, the “Consideration”).

Section 2.2 Delivery of Consideration. The Cash Consideration is being paid by CEP at Closing by wire transfer, in immediately available funds, to the account(s) designated in writing by Sanchez and previously provided to CEP. The Unit Consideration is being delivered to Sanchez at Closing as provided herein.

Section 2.3 Tax Treatment. The Parties intend that the transactions constitute in part a tax-free contribution described in Section 721 of the Code and that the Cash Consideration constitute, to the maximum extent possible, reimbursement to Sanchez for certain capital expenditures made during the two year period preceding Closing within the meaning of Treasury Regulation Section 1.707-4(d).

Section 2.4 Adjustments to Consideration.

(a) In addition to any other adjustments provided in this Agreement, the Consideration payable at Closing shall be increased (without duplication) by the following amounts as finally determined in accordance with the provisions of Section 2.5:

(i) the amount of all costs, expenses and charges relating to the Company Assets, or the ownership, use or operation of the Company Assets, to the extent the same are paid or payable (except to the extent constituting an Assumed Obligation) by SEP or its affiliates (other than the Company) and are attributable to the period of time from and after the Effective Time, including, without limitation, (A) all operating costs and expenses; (B) all capital expenditures, including, without limitation, all drilling, completion, reworking, deepening, side-tracking, plugging and abandoning costs and expenses; (C) all prepaid expenses attributable to the Company Assets; (D) excise, severance and production tax payments, and any other tax payments based upon or measured by the production of Hydrocarbons after the Effective Time or the proceeds of sale therefrom; and (E) expenses paid by SEP or its affiliates to any third party (or which are payable to SEP or its affiliates by the Company and which relate to the Company Assets and are not paid by the Company) under applicable joint operating agreements or other contracts or agreements included in the Company Assets;

(ii) an amount equal to the net proceeds (the aggregate price at which the Stock Hydrocarbons are sold after the Effective Time, less transportation costs, quality adjustment, if any, applicable taxes and royalty payments) received by the Company or CEP or its affiliates from the sale of Stock Hydrocarbons; and

(iii) any other amount specified herein or otherwise agreed upon by Sanchez and CEP in writing.

(b) In addition to any other adjustments provided in this Agreement, the Consideration payable at Closing shall be decreased (without duplication) by the following amounts:

(i) an amount equal to the net proceeds (the aggregate price at which the Hydrocarbons are sold after the Effective Time, less transportation costs, quality adjustment, if any, applicable taxes and royalty payments to the extent not accounted for in the upward adjustments to the Consideration pursuant to Section 2.4(a)(i)) received by Sanchez from the sale of Sale Hydrocarbons;

(ii) a proportionate share of all real estate, use, ad valorem and property taxes for the tax year in which Closing occurs, to the extent attributable to the period prior to the Effective Time, as determined in accordance with Section 8.1; and

(iii) any other amount specified herein or otherwise agreed upon by Sanchez and CEP in writing.

(c) All adjustments of Consideration under this Agreement shall be made as follows:

(i) If the effect of such adjustments results in CEP delivering additional Consideration to Sanchez either on or after the Closing, such adjustments shall be made to the Cash Consideration.

(ii) If the effect of such adjustments results in CEP delivering less Consideration to Sanchez on the Closing or Sanchez returning Consideration to CEP after the Closing, such adjustments shall be made in the following order (with an offset in full against each type of Consideration before offsetting against the next type of Consideration):

(a) First, to the Cash Consideration;

(b) Second, to the Common Unit Consideration; and

(c) Third, to the Class A Unit Consideration.

(d) For the purpose of the adjustments herein, the value of the Unit Consideration shall be calculated based on an amount equal to $2.01102 per Common Unit.

Section 2.5 Final Settlement Statement. Within 90 days after the Closing Date, CEP shall prepare, in consultation with Sanchez, a final settlement statement (the “Final Settlement Statement”), acting reasonably and in good faith, setting forth (i) each adjustment to the Consideration that was not finally determined as of the Closing Date and showing the calculation of such adjustments and (ii) any other post-Closing adjustments pursuant to this Agreement. Sanchez shall respond in writing with any objections and proposed corrections within 30 days of receiving the Final Settlement Statement. If Sanchez does not respond to the Final Settlement Statement by signing or objecting in writing within such 30-day period, the statement will be deemed approved by Sanchez and final and binding between the Parties. If Sanchez timely notifies CEP of any objections to the Final Settlement Statement, the Parties shall undertake to agree with respect to the Post-Closing adjustment within 30 days thereafter. If the Parties are unable to so agree, either Party may refer the dispute to an Independent Expert in accordance with Article IV.

Section 2.6 Final Adjustments to Consideration. Within five Business Days after the Parties’ approval of the Final Settlement Statement, or the Independent Expert’s resolution of any disputes with respect thereto, as applicable:

(a) If the Consideration set forth in the Final Settlement Statement results in less consideration payable to Sanchez pursuant to Section 2.4(c)(ii), then Sanchez will pay to CEP, in accordance with Section 2.4(c)(ii), the amount of such difference (i.e., the amount of such adjustments to the Consideration agreed by the Parties or as determined by the Independent Expert and reflected in the Final Settlement Statement).

(b) If the Consideration set forth in the Final Settlement Statement results in more consideration payable to Sanchez pursuant to Section 2.4(c)(i), then CEP will pay to Sanchez, in accordance with Section 2.4(c)(i), the amount of such difference (i.e., the amount of such adjustments to the Consideration agreed by the Parties or as determined by the Independent Expert and reflected in the Final Settlement Statement).

ARTICLE III. REPRESENTATIONS AND WARRANTIES

Section 3.1 Sanchez’s Representations and Warranties. Except for any matters that may affect title to the Leases or the Wells or that relate to the environment, as to which Sanchez makes no representations or warranties in this Section 3.1 or elsewhere in this Agreement, Sanchez represents and warrants to CEP that, as of the date hereof:

(a) Formation. Sanchez is a limited partnership duly organized, validly existing, and in good standing under the laws of its state of formation. Sanchez has the requisite legal power and authority to own the Assigned Equity and the Non-Conveyed Assets. Sanchez is duly registered or qualified to do business as a foreign entity and is in good standing under the laws of the State of Texas. The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of its state of formation. The Company is duly registered or qualified to do business as a foreign entity and is good standing under the laws of the State of Texas. Since its date of formation, the Company has had no business, operations or assets other than the Company Assets. Sanchez has provided to CEP true and correct copies of the certificate of formation and limited liability company agreement of the Company.

(b) Authorization. This Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite partnership action under the governing documents of Sanchez, and Sanchez has full partnership power and authority to execute and deliver this Agreement and the Registration Rights Agreement and to perform its obligations hereunder and thereunder. This Agreement and the Registration Rights Agreement have been duly executed and delivered by Sanchez and, assuming due authorization, execution and delivery by CEP, constitute valid and legally binding obligations of Sanchez, enforceable in accordance with their terms except as enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditor’s rights generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) No Violations. The execution, delivery and performance by Sanchez of this Agreement and each of the documents executed by Sanchez at Closing and the consummation of the transactions contemplated by this Agreement and the Registration Rights Agreement do not (i) violate any Legal Requirement applicable to Sanchez or the Company, (ii) result in a violation or breach of any provision of any of the governing documents of Sanchez or the Company, (iii) except for the Required Consents set forth on Schedule 1.2(c), require any consent, approval or notice under or result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any material agreement to which Sanchez or the Company is a party or by which Sanchez or the Company may be bound, or (iv) result in or require the creation or imposition of any Lien upon or with respect to any of the Company Assets or the Assigned Equity.

(d) Capitalization. The “Membership Interest” (as defined in the Limited Liability Company Agreement of the Company) constitutes the Assigned Equity. The Assigned Equity has been duly authorized and validly issued, is fully paid and nonassessable and was not issued in violation of any Legal Requirements and represents 100% of the outstanding equity interest in the Company. The Assigned Equity is held solely by Sanchez free and clear of any liens, claims or other encumbrances, and there are no options, warrants or rights of conversion or other rights, agreements, arrangements or commitments obligating the Company to issue any of its equity interests or securities convertible into or exchangeable for its equity interests. Except as set forth in the organizational documents of the Company, the Assigned Equity is not subject to any voting trusts, proxies or other contracts or understandings with respect to voting, redemption, sale, transfer or other disposition thereof.

(e) No Brokers. Sanchez is not a party to any contract or agreement for the payment of any broker’s or finder’s fee in connection with the origin, negotiation, execution or performance of this Agreement under which CEP will have any liability.

(f) Bankruptcy. There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by or, to the Knowledge of Sanchez, threatened, against Sanchez.

(g) Litigation. There is no suit or action by any person, entity or Governmental Authority pending in any legal, administrative or arbitration proceeding against the Company or, to Sanchez’s Knowledge, threatened against the Company. There is no action, suit, proceeding, inquiry or investigation by or before any court or governmental or other regulatory or administrative agency, authority or body or any arbitrator involving Sanchez or its property pending or, to the Knowledge of Sanchez, threatened that (i) would reasonably be expected to have a material adverse effect on the performance by Sanchez of this Agreement or the consummation of any of the transactions contemplated herein or (ii) would reasonably be expected to have a Sanchez Material Adverse Effect. “Sanchez Material Adverse Effect” means an event or circumstance that results in a material adverse effect on the Company (as currently owned and operated); provided that any actual change or changes in reserves (including any reclassification or recalculation of reserves in the ordinary course of business) or in the prices of Hydrocarbons; natural declines in well performances; general business, economic or political conditions; casualty events; local, regional, national or international industry conditions

(including changes in applicable Legal Requirements and changes in financial or market conditions); changes or reinterpretations in U.S. generally accepted accounting principles or Legal Requirements; any change resulting from the taking of any action required by, or through failure to take any action prohibited by this Agreement; changes as a result of the negotiation, announcement, execution or performance of this Agreement; actions taken or omitted to be taken by or at the request of CEP; or orders, judgments, injunctions, or other actions or inactions of any Governmental Authority, shall be deemed not to constitute a Sanchez Material Adverse Effect.

(h) Taxes.

(i) Filing of Tax Returns and Payment of Taxes. All income and other material Tax Returns required to be filed by the Company or by Sanchez with respect to the Company Assets have been timely filed. All such Tax Returns filed by the Company or Sanchez are true, accurate and complete in all material respects. All Taxes of the Company (whether or not shown as due on such Tax Returns) have been timely paid, and all Taxes of Sanchez with respect to the Company Assets (whether or not shown as due on such Tax Returns) have been timely paid.

(ii) Pending Proceedings. There is no action, suit, proceeding, audit, written claim or assessment now in progress, pending, proposed or, to the Knowledge of Sanchez, threatened with respect to Taxes or with respect to any Tax Return of Sanchez with respect to the Company Assets or the Company.

(iii) Withholding Taxes. All amounts required to be collected or withheld by the Company with respect to Taxes have been timely collected or withheld and any such amounts that are required to have been remitted to any Taxing authority have been timely remitted.

(iv) Extensions to Statute of Limitations for Tax Assessments. The Company has not consented to any waivers or extensions of any applicable statute of limitations for the assessment or collection of Taxes with respect to the Company that remain in effect.

(v) Asset Related Taxes. All ad valorem, property, production, severance, excise and similar Taxes and assessments based on or measured by the ownership of the Company Assets, or the production of Hydrocarbons or the receipt of proceeds therefrom, that have become due and payable have been timely paid.

(vi) Liens. There are no liens for Taxes upon the Company Assets except for liens for taxes or assessments not due or not payable on the Closing Date, or, if delinquent, that are being contested in good faith by appropriate proceedings.

(vii) Tax Classification. The Company is and has been properly characterized as an entity that is disregarded as an entity separate from Sanchez for federal income Tax purposes pursuant to Treas. Reg. § 301.7701-3(b)(1)(ii) at all times since the date of its formation.

(i) Compliance with Laws. Neither SEP (during the period that it owned the Company Assets) nor the Company has violated in any material respects any applicable law, constitution, ordinance, rule, including rules of common law, regulation, order, decree, judgment, permit, authorization, statute, treaty or other legally enforceable directive or requirement (each, such matter as it applies with respect to a Governmental Authority, a “Legal Requirement”) of any tribal authority, the United States and any state, county, city and political subdivisions that exercises jurisdiction, and any agency, department, board, commission, court or other instrumentality thereof (each, a “Governmental Authority”) with respect to the ownership or operation of the Company Assets. This Section 3.1(i) does not make any representations or warranties with respect any laws, statutes, ordinances, court decisions, orders, rules and regulations of any Governmental Authority, including state or federal common law causes of action, pertaining to protection of the environment, natural resources, or human health and safety, including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata, and any generation, use, storage, treatment, release, threatened release, exposure, or emission of or to hazardous substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of hazardous substances (collectively, “Environmental Laws”).

(j) Permits. (i) The Company has obtained, and is in compliance in all material respects with, all regulatory or governmental permits, licenses, approvals and consents necessary for the operation of the Company Assets, as currently operated and (ii) there are no proceedings pending or, to Sanchez’s Knowledge, threatened, challenging or seeking revocation or limitation of any such permits, licenses, approvals and consents. This Section 3.1(j) does not make any representations or warranties with respect to Environmental Laws.

(k) Take-or-Pay Arrangements. Neither Sanchez nor the Company has received any prepayments or entered into any take-or-pay or forward sale arrangements with respect to which CEP will be obligated after the Effective Time to make deliveries of Hydrocarbons without receiving full payment therefor.

(l) Production Sales Contracts. Except as set forth on Schedule 3.1(i), no person has any call upon, right to purchase, option to purchase or similar rights with respect to any portion of the Hydrocarbons produced from and after the Effective Time that is not terminable on 30 days’ or less notice.

(m) Imbalances. To Sanchez’s Knowledge, the Company (i) is not overproduced or underproduced as to its share of total oil, condensate, gas or end product production relating to the Company Assets, (ii) does not have any balancing obligation or credit arising from such overproduction or underproduction, and (iii) does not have any pipeline imbalance, in each case as determined as of the Effective Time.

(n) Preferential Rights and Required Consents. To Sanchez’s Knowledge, Schedule 3.1(n) lists (i) all rights or agreements that may permit any person to purchase or acquire any of the Company Assets arising in connection with the transactions contemplated hereby and (ii) all required consents, approvals, authorizations of, rights of first offer, rights of refusal, drag-along or tag-along rights or similar rights, or notifications to, any person (excluding governmental or tribal consents, approvals, and authorizations customarily obtained following Closing) arising in connection with the transactions contemplated hereby.

(o) Contracts. Schedule 3.1(o) sets forth a list of all contracts and agreements (other than the Leases) to which Sanchez or the Company is a party that are material to the ownership and operation of the Company Assets, including, without limitation, all partnership, joint venture, area of mutual interest, non-compete, purchase, sale, divestiture, acquisition and material confidentiality agreements of which any terms remain executory, gathering contracts, transportation contracts, hydrocarbon marketing contracts not terminable on 30 days’ notice or less, and disposal or injection contracts. No default or breach (or event that, with notice or lapse of time or both, would become a default or breach) of any of such contract or agreement has occurred or is continuing on the part of Sanchez or the Company or, to Sanchez’s knowledge, any other party thereto. Sanchez has delivered to CEP or made available to CEP true and correct copies of the contracts and agreements described on Schedule 3.1(o).

(p) Compliance with Leases. To Sanchez’s Knowledge, no default or breach (or event that, with notice or lapse of time or both, would become a default or breach) of any of the Leases has occurred or is continuing on the part of SEP or the Company or any other party thereto.

(q) Non-Consent Operations. There are no operations or proposed operations with respect to the Company Assets as to which the Company has become a non-consenting party under the terms of any applicable operating agreement which could result in the Company’s interest in the Company Assets becoming subject to a penalty or forfeiture as a result of such election not to participate in such operation or proposed operation.

(r) Well Locations and Operations. Each Well has been drilled and completed in a legal location within the boundaries of the appropriate Lease or Unit. No Well is subject to penalties or allowables after the date hereof because of any overproduction or violation of applicable Legal Requirements which prevents the Well from being entitled to its full legal and regular allowance or share of production from and after the date hereof as prescribed by any Governmental Authority. To Sanchez’s Knowledge, all of the Units have been validly formed.

(s) Planned Future Commitments. There are no outstanding authorities for expenditures or other commitments to make capital expenditures that are binding on the Company or any of the Company Assets.

(t) No Liabilities. As of the Closing, the Company does not have any liabilities, whether known or unknown, absolute, accrued or contingent, other than those liabilities (A) incurred in connection with the support of the Company Assets, (B) under contracts and agreements relating to the Company Assets and (C) for Taxes for the Pre-Closing Tax Period.

(u) Unregistered Securities.

(i) Sanchez is an “accredited investor” within the meaning of Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”) and is able to bear the risk of its investment in the Unit Consideration. Sanchez has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the Unit Consideration.

(ii) Sanchez and its representations have been furnished with materials relating to the business, finances and operations of CEP and its subsidiaries and relating to the Unit Consideration that have been requested by Sanchez. Sanchez and its representatives have been afforded the opportunity to ask questions of CEP or its representatives. Sanchez understands and acknowledges that its acquisition of the Unit Consideration involves a high degree of risk and uncertainty. Sanchez has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its investment in the Unit Consideration.

(iii) Sanchez is purchasing the Unit Consideration for its own account and not with a view to distribution in violation of any Legal Requirement. Sanchez has been advised and understands and acknowledges that none of the Unit Consideration has been registered under the Securities Act or under the “blue sky” Legal Requirements of any jurisdiction and may be resold only if registered pursuant to the provisions of the Securities Act (or if eligible, pursuant to the provisions of Rule 144 promulgated under the Securities Act or pursuant to another available exemption from the registration requirements of the Securities Act). Sanchez has been advised of and is aware of the provisions of Rule 144 promulgated under the Securities Act. Sanchez acknowledges and understands that CEP is relying upon, among other things, the representations and warranties of Sanchez in this Agreement in concluding that the offer and issuance of the Unit Consideration hereunder will be exempt from the registration requirements of the Securities Act.

(iv) Sanchez understands and acknowledges that, until such time as the Unit Consideration has been registered pursuant to the provisions of the Securities Act, or the Unit Consideration is eligible for resale pursuant to Rule 144 promulgated under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Unit Consideration will bear an applicable restrictive legend on resale.

Section 3.2 CEP’s Representations and Warranties. CEP represents and warrants to Sanchez that, as of the date hereof:

(a) Formation. CEP is a limited liability company duly organized, validly existing, and in good standing under the laws of Delaware. CEP has the limited liability company power and authority to own its assets and to carry on its business as now conducted and to enter into and to carry out the terms of this Agreement. CEP is duly registered or qualified to do business as a foreign limited liability company and is in good standing under the laws of the State of Oklahoma.

(b) Authorization. This Agreement and the Registration Rights Agreement and the Amendment to the Operating Agreement (collectively, the “Basic Documents”) and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action by CEP, and CEP has full company power and authority to execute and deliver the Basic Documents and to perform its obligations hereunder and thereunder. The Basic Documents have been duly executed and delivered by CEP and, assuming due authorization, execution and delivery by Sanchez to the extent applicable, constitute valid and legally binding obligations of CEP, enforceable in accordance with their terms except as enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditor’s rights generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Board of Managers has full power and authority to authorize and execute the Amendment to the Operating Agreement, and the Amendment to the Operating Agreement has been duly authorized and executed by the Board of Managers. The Board of Managers has approved the Basic Documents and the consummation of the transactions contemplated hereby and thereby for purposes of Section 12.6 of the Operating Agreement and in accordance with the provisions of Section 203 of the Delaware General Corporation Law.

(c) No Violations. The execution, delivery and performance by CEP of the Basic Documents and any other documents executed by CEP at Closing and the consummation of the transactions contemplated by the Basic Documents and the execution by the Board of Managers of the Amendment to the Operating Agreement do not and will not (i) violate any Legal Requirement applicable to CEP, (ii) result in a violation or breach of any provision of any of the governing documents of CEP, (iii) require any consent, approval or notice under or result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any material agreement to which CEP is a party or by which it may be bound, or (iv) result in or require the creation or imposition of any lien upon or with respect to any of the Company Assets.

(d) Capitalization and Valid Issuance of Unit Consideration.

(i) As of the date of this Agreement, and immediately prior to the issuance of the Unit Consideration, the issued and outstanding membership interests of CEP consist of 23,740,741 Common Units, 484,505 Class A Units, the Management Incentive Interests and the Class D Interests (each as defined in the Second Amended and Restated Operating Agreement of CEP, dated as of November 20, 2006, as amended by Amendment No. 1 to the Second Amended and Restated Operating Agreement of CEP, dated April 23, 2007, as further amended by Amendment No. 2 to the Second Amended and Restated Operating Agreement of CEP, dated July 25, 2007, as further amended by Amendment No. 3 to the Second Amended and Restated Operating Agreement of CEP, dated September 21, 2007, as further amended by Amendment No. 4 to the Second Amended and Restated Operating Agreement of CEP, dated December 28, 2007 and as further amended by the Amendment to the Operating Agreement (collectively, the “Operating Agreement”). All of the outstanding Common Units, Class A Units, Management Incentive Interests and Class D Interests have been duly authorized and validly issued in accordance with applicable Legal Requirements and the Operating Agreement and are fully paid (to the extent required by applicable Legal Requirements and under the Operating Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act (the “Delaware LLC Act”)).

(ii) Other than CEP’s existing Long-Term Incentive Plan, 2009 Omnibus Incentive Compensation Plan, Executive Inducement Bonus Plan and certain awards to individual members of management, CEP has no equity compensation plans that contemplate the issuance of Common Units or any other class of equity (or securities convertible into or exchangeable for Common Units or any other class of equity). CEP has no outstanding indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which the Unitholders (as defined in the Operating Agreement) of CEP may vote. Except as contemplated by this Agreement or as are contained in the Operating Agreement, there are no outstanding or authorized (i) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating CEP or any of its Subsidiaries to issue, transfer or sell any limited liability company interests or other equity interests in CEP or any of its Subsidiaries or securities convertible into or exchangeable for such limited liability company interests or other equity interests, (ii) obligations of CEP or any of its Subsidiaries to repurchase, redeem or otherwise acquire any limited liability company interests or other equity interests in CEP or any of its Subsidiaries or any such securities or agreements listed in clause (i) of this sentence or (iii) voting trusts or similar agreements to which CEP or any of its Subsidiaries is a party with respect to the voting of the equity interests of CEP or any of its Subsidiaries.

(iii) (A) All of the issued and outstanding equity interests of each of CEP’s Subsidiaries are owned, directly or indirectly, by CEP free and clear of any liens (except for such restrictions as may exist under applicable Legal Requirements and except for such liens as may be imposed under CEP’s or CEP’s Subsidiaries’ credit facility filed as exhibits to the CEP SEC Documents) or the organizational documents of CEP’s Subsidiaries, and all such ownership interests have been duly authorized and validly issued and are fully paid (to the extent required by applicable Legal Requirements and the organizational documents of CEP’s Subsidiaries, as applicable) and non-assessable (except as non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act or the organizational documents of CEP’s Subsidiaries, as applicable) and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (B) except as disclosed in the CEP SEC Documents, neither CEP nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, or is obligated to make any capital contribution to or other investment in any other Person.

(iv) The issuance of the Unit Consideration and the membership interests represented thereby has been duly authorized by CEP pursuant to the Operating Agreement and, when issued and delivered to Sanchez against payment therefor in accordance with the terms of this Agreement, will be validly issued, fully paid (to the extent required by applicable Legal Requirements and the Operating Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act) and will be free of any and all liens and restrictions on transfer, other than restrictions on transfer under the Operating Agreement and applicable state and federal securities laws and other than such liens as are created by Sanchez. The Amendment to the Operating Agreement has been duly authorized in accordance with the Operating Agreement and the Delaware LLC Act and is in full force and effect.

(v) The Unit Consideration will be issued in compliance with all applicable rules of NYSE MKT.

(vi) The Unit Consideration shall have those rights, preferences, privileges and restrictions governing the applicable Units (as defined in the Operating Agreement) as set forth in the Operating Agreement. The holder(s) of all Class A Units issued pursuant to this Agreement have the right to vote together with the holders of the previously issued Class A Units on all matters on which the holders of the Class A Units have the right to vote under the Operating Agreement. A true and correct copy of the Operating Agreement (with the exception of the Amendment to the Operating Agreement, which will be timely filed with the Commission), as amended through the date hereof, has been filed by CEP with the Commission on November 28, 2006 as Exhibit 3.1 to CEP’s Current Report on Form 8-K, on April 24, 2007 as Exhibit 3.1 to CEP’s Current Report on Form 8-K, on July 26, 2007 as Exhibit 3.1 to CEP’s Current Report on Form 8-K, on September 26, 2007 as Exhibit 3.1 on to CEP’s Current Report on Form 8-K, and on December 28, 2007 as Exhibit 3.1 to CEP’s Current Report on Form 8-K.

(e) CEP SEC Documents. Since January 1, 2013, CEP has timely filed with the Commission all forms, registration statements, reports, schedules and statements required to be filed by it under the Securities Exchange Act of 1934, as amended (“Exchange Act”) (all such documents filed during the period commencing on January 1, 2013 and ending on the date of this Agreement, collectively, the “CEP SEC Documents”). The CEP SEC Documents, including any audited or unaudited financial statements and any notes thereto or schedules included therein (the “CEP Financial Statements”), at the time filed (except to the extent corrected by a subsequently filed CEP SEC Document filed prior to the date of this Agreement) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and (iii) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Securities and Exchange Commission (the “Commission”) with respect thereto. The CEP Financial Statements were prepared in all material respects in accordance with accounting principles generally accepted in the United States as in effect from time to time applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission) and fairly present (subject in the case of unaudited statements to normal, recurring and year-end audit adjustments) in all material respects the consolidated financial position and status of the business of CEP as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended.

(f) No Material Adverse Change. Except as described in the CEP SEC Documents, since December 31, 2012, CEP and its Subsidiaries have conducted their business in the ordinary course, consistent with past practice, and there has been no change that has had or would reasonably be expected to have a CEP Material Adverse Effect. As used herein, “CEP Material Adverse Effect” means a material and adverse effect on (i) the assets, liabilities, financial condition, or business of CEP and its Subsidiaries, taken as a whole, (ii) the ability of CEP to carry out its business as of the date of this Agreement, or (iii) the ability of CEP to consummate the transactions under this Agreement; provided, however, that none of the following shall be deemed to constitute a CEP Material Adverse Effect: (a) any effect resulting from entering into this Agreement or the announcement of the transactions contemplated by this Agreement; (b) any effect resulting from changes in general market, economic, financial or political conditions in the area in which the Company Assets are located, the United States or worldwide, or any outbreak of hostilities or war; (c) any effect resulting from a change in Legal Requirements from and after the date of this Agreement; (d) any reclassification or recalculation of reserves in the ordinary course of business; (e) any change in the prices of Hydrocarbons; (f)

any effect that affects the Hydrocarbon exploration, production, development, processing, gathering and/or transportation industry generally; (g) any natural declines in well performance; and (h) the sale by CEP of its assets and operations in the Robinson’s Bend Field in the Black Warrior Basin in Tuscaloosa County, Alabama.

(g) Litigation. Except as set forth in the CEP SEC Documents, there is no action, suit, proceeding, inquiry or investigation by or before any court or governmental or other regulatory or administrative agency, authority or body or any arbitrator involving CEP or its property pending or, to the Knowledge of CEP, threatened that (i) would reasonably be expected to have a material adverse effect on the performance by CEP of this Agreement or the consummation of any of the transactions contemplated herein; or (ii) would reasonably be expected to have a CEP Material Adverse Effect.

(h) Approvals. Except as contemplated by this Agreement, or as required by the Commission in connection with CEP’s obligations under the Registration Rights Agreement or Form D filings with the Commission and comparable filings with applicable states, no authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by CEP of the Basic Documents, except where the failure to receive such authorization, consent, approval, waiver, license, qualification or written exemption or to make such filing, declaration, qualification or registration would not, individually or in the aggregate, reasonably be expected to have a CEP Material Adverse Effect.

(i) Investment Company Status. CEP is not and, after giving effect to the issuance of the Unit Consideration, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended.

(j) Offering. Assuming the accuracy of the representations and warranties of CEP contained in this Agreement, the sale and issuance of the Unit Consideration pursuant to this Agreement is exempt from the registration requirements of the Securities Act, and neither CEP nor any authorized agent acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.

(k) Preemptive Rights. There are no preemptive rights or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any capital stock or limited liability company or membership or other equity interests of CEP or any of its Subsidiaries, in each case pursuant to any other agreement or instrument to which any of such Persons is a party or by which any one of them may be bound.

(l) Distributions. No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to CEP, from making any other distribution on such Subsidiary’s limited liability company interests, from repaying to CEP any loans or advances to such Subsidiary from CEP or from transferring any of such Subsidiary’s property or assets to CEP or any other Subsidiary, except pursuant to its concession agreements.

(m) No Brokers. CEP is not a party to any contract or agreement for the payment of any broker’s or finder’s fee in connection with the origin, negotiation, execution or performance of this Agreement for which Sanchez will have any liability.

(n) Third Party Payments. The consummation of the transactions contemplated by this Agreement will not result in any change in control or incentive compensation payments by CEP or its affiliates to any Person.

(o) Independent Evaluation. CEP acknowledges that it is an experienced and knowledgeable investor in the oil and gas business and the business of purchasing, owning, developing and operating oil and gas properties such as the Company Assets, and is aware of the possibility of risks in the acquisition of the Company and the Company Assets. CEP acknowledges that Sanchez has not made any representations or warranties as to the Company or the Company Assets except as expressly and specifically provided in Section 3.1, and that CEP may not rely on any other representations or warranties made by Sanchez or on any of Sanchez’s estimates with respect to reserves or the value of the Company Assets, or any projections as to future events or other analyses or forward-looking statements. In making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, CEP has relied solely upon (i) its own independent due diligence investigation of the Company and the Company Assets including title thereto and any environmental matters and (ii) the express representations and warranties made by Sanchez in Section 3.1, and has been advised by and has relied solely on its own expertise and its own legal, tax, operations, environmental, reservoir engineering and other professional counsel and advisors concerning this transaction, the Company Assets and the value thereof. CEP is not aware of any facts that would result in the breach of any representation, warranty or covenant of Sanchez made hereunder.

Section 3.3 Representations and Warranties Exclusive. All representations and warranties contained in this Agreement are exclusive, and are given in lieu of all other representations and warranties, express, implied or statutory.

Section 3.4 Disclaimers, Waivers and Acknowledgments.

(a) Disclaimer. EXCEPT AS EXPRESSLY PROVIDED IN SECTION 3.1, THE COMPANY ASSETS THAT ARE TO BE INDIRECTLY OWNED BY CEP THROUGH THE COMPANY ARE ACCEPTED BY CEP AT CLOSING “AS IS, WHERE IS AND WITH ALL FAULTS.” EXCEPT AS EXPRESSLY PROVIDED IN SECTION 3.1, SANCHEZ MAKES NO, AND DISCLAIMS ALL, WARRANTIES OR REPRESENTATIONS OF ANY KIND OR NATURE, EXPRESS OR IMPLIED IN FACT OR BY LAW, INCLUDING ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE ORIGIN, QUANTITY, QUALITY, CONDITION OR SAFETY OF ANY EQUIPMENT OR OTHER PERSONAL PROPERTY, TITLE TO PERSONAL OR MIXED PROPERTY, TITLE TO REAL PROPERTY, COMPLIANCE WITH GOVERNMENTAL REGULATIONS OR LAWS, MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSES, CONDITION, QUANTITY, VALUE OR EXISTENCE OF RESERVES OF OIL, GAS OR OTHER MINERALS PRODUCIBLE OR RECOVERABLE FROM THE COMPANY ASSETS, OR OTHERWISE. EXCEPT AS EXPRESSLY PROVIDED IN SECTION 3.1, THE COMPANY ASSETS ARE TO BE CONVEYED BY SANCHEZ AND ACCEPTED BY CEP (INDIRECTLY THROUGH THE ACQUISITION OF THE ASSIGNED EQUITY PURSUANT TO THIS AGREEMENT) “AS IS, WHERE IS” AND WITHOUT RECOURSE AGAINST SANCHEZ.

(b) Acknowledgment. CEP acknowledges that the Company Assets have been used for oil and gas drilling and producing operations, transportation or gathering operations, and related oil field operations, and that physical changes in the land may have occurred as a result of such uses and that CEP has entered into this Agreement on the basis of CEP’s own investigation or right to investigate the physical condition of the Company Assets, including, without limitation, equipment, surface and subsurface conditions. Except as set forth in Section 3.1, CEP is acquiring the Company Assets (indirectly through the acquisition of the Assigned Equity pursuant to this Agreement) in an “as is and where is” condition and assumes the risk that adverse physical conditions, including, but not limited to, the presence of unknown, abandoned or unproductive oil wells, gas wells, equipment, pits, landfills, flowlines, pipelines, water wells, injection wells and pumps which may or may not have been revealed by CEP’s investigation, are located thereon or therein, and whether known or unknown to CEP as of Closing.

(c) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES IN SECTION 3.1, CEP RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, AND OTHER INFORMATION MADE AVAILABLE TO CEP AT ANY TIME IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO THIS ARTICLE OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, AND OTHER INFORMATION. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SANCHEZ SET FORTH IN SECTION 3.1 AND THE COVENANTS AND AGREEMENTS OF SANCHEZ SET FORTH ELSEWHERE IN THIS AGREEMENT, CEP EXPRESSLY AGREES THAT ANY RELIANCE UPON OR CONCLUSIONS DRAWN FROM SUCH MATERIAL, DOCUMENTS OR INFORMATION SHALL BE AT CEP’S RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW AND SHALL NOT GIVE RISE TO ANY LIABILITY OF OR AGAINST SANCHEZ. CEP HEREBY WAIVES AND RELEASES ANY CLAIMS ARISING UNDER COMMON LAW OR ANY STATUTE ARISING OUT OF ANY MATERIALS, DOCUMENTS OR INFORMATION PROVIDED TO CEP, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SANCHEZ SET FORTH IN SECTION 3.1.

ARTICLE IV. INDEPENDENT EXPERT; DISPUTE RESOLUTION

Any disputes regarding the calculation of the Final Settlement Statement, or revisions thereto, may, as herein provided, be submitted by either CEP or Sanchez, upon written notice to the other Party, to a mutually acceptable independent expert (the “Independent Expert”), who shall serve as the sole and exclusive arbitrator of any such dispute. The Independent Expert shall be neutral and shall not be affiliated with any Party and shall be appointed in accordance with this Article IV. The Independent Expert shall be appointed by mutual agreement of CEP and Sanchez within 30 days following a Party’s delivery of notice to the other Party that it desires to submit the dispute to an Independent Expert for determination. The Independent Expert shall be an accounting firm to be selected jointly by the Parties or, if the Parties are unable to agree, the

Independent Expert shall be Ernst & Young LLP. In the event the Parties are unable to agree upon an Independent Expert, then within 30 days, each Party shall, by written notice delivered to the other Party, designate a proposed independent expert, and the two proposed independent experts shall, within 10 days thereafter, select a third independent expert, who shall serve as the Independent Expert. In the event that any Party fails to propose or agree to an independent expert, or the independent experts so proposed fail to select the third independent expert, as provided above, then the chief judge of the U.S. District Court for the Southern District of Texas shall appoint the Independent Expert. The Independent Expert shall be instructed by the Parties to resolve the submitted dispute(s) using the American Arbitration Association Commercial Arbitration Rules – Expedited Procedures as soon as reasonably practicable in light of the circumstances, but in any event within 30 days after submission of the Parties’ presentations to the Independent Expert. The decision and award of the Independent Expert shall be binding upon the Parties as an award under the Federal Arbitration Act and shall be final and nonappealable to the maximum extent permitted by law, and judgment thereon may be entered in a court of competent jurisdiction and enforced by any Party as a final judgment of such court. Costs of the Independent Expert shall be equally split between the Parties on each side of the dispute or difference.

ARTICLE V. CLOSING

Section 5.1 Closing. The closing of the transactions contemplated herein and the transfer of the Assigned Equity (“Closing”) shall and hereby does occur upon the execution of this Agreement and the respective Closing deliveries set forth in Section 5.2. The date on which Closing shall and hereby does occur is referred to herein as the “Closing Date”

Section 5.2 Closing Deliveries. At Closing, the following shall and hereby does occur:

(a) Each of Sanchez and CEP shall and hereby do execute, acknowledge and deliver this Agreement;

(b) Each of Sanchez and CEP shall and hereby do execute, acknowledge and deliver an Assignment of the Assigned Equity in the form of Exhibit B dated as of the Closing Date pursuant to which CEP shall and thereby does receive the Assigned Equity (the “Assignment”);

(c) The Board of Managers of CEP shall and hereby do execute an amendment to the Operating Agreement in the form of Exhibit C (the “Amendment to the Operating Agreement”);

(d) Upon and against delivery of this Agreement, the Assignment and other instruments described in this Section 5.2, (i) CEP shall and hereby does pay Sanchez the Cash Consideration, and (ii) CEP shall and hereby does deliver to Sanchez certificates duly registered in the name of Sanchez representing the Unit Consideration;

(e) CEP and Sanchez shall and hereby do execute and deliver a Registration Rights Agreement in the form of Exhibit D (the “Registration Rights Agreement”);

(f) Sanchez shall and hereby does, to the extent the Assigned Equity consists of certificated interests, deliver to CEP certificates evidencing the Assigned Equity duly endorsed in blank or accompanied by powers duly executed in blank or other duly executed instruments of transfer as required in order to validly transfer title in and to the Assigned Equity, and, to the extent the Assigned Equity is not certificated, other customary evidence of ownership; and

(g) Sanchez shall and hereby does deliver to CEP a certificate of non-foreign status signed by the appropriate party and sufficient in form and substance to relieve CEP of all withholding obligations under Section 1445 of the Code.

Sanchez may deliver executed counterparts of any documents by facsimile or email, with original executed counterparts sent by Sanchez to CEP by overnight delivery service to the address shown in Section 10.10.

ARTICLE VI. ALLOCATION OF REVENUES AND EXPENSES

Section 6.1 Allocation of Revenues.

(a) Sanchez shall own and receive (or receive credit in the Final Settlement Statement) all proceeds from the sale of Hydrocarbons physically produced from or allocable to the Company Assets prior to the Effective Time, and shall also receive (or receive credit in the Final Settlement Statement for) and hold the right to receive all other revenues, proceeds and benefits attributable to the Company Assets relating to all periods before the Effective Time.

(b) The Company shall receive (or receive credit in the Final Settlement Statement for) all proceeds from the sale of Hydrocarbons and shall also receive (or receive credit in the Final Settlement Statement for) and hold the right to receive all other revenues, proceeds and benefits attributable to the Company Assets which relate to all periods from and after the Effective Time.

Section 6.2 Allocation of Costs; Payment of Invoices.

(a) Sanchez shall be responsible for and required to pay only that portion of any charge or invoice received that is applicable to work performed or material received in the period prior to the Effective Time, and other charges and invoices shall be returned to the billing party for rebilling to the Company.

(b) The Company shall be responsible for and required to pay only that portion of any charge or invoice received that is applicable to work performed or material received in the period on or subsequent to the Effective Time, and other charges and invoices shall be returned to the billing party for rebilling to Sanchez.

ARTICLE VII. INDEMNITIES

Section 7.1 Claims. The term “Claims” means any and all direct or indirect demands, claims, notices of violation, notices of probable violation, filings, investigations, administrative proceedings, actions, causes of action, suits, other legal proceedings, judgments, assessments, damages, deficiencies, taxes, penalties, fines, obligations, responsibilities, liabilities, payments, charges, costs and expenses of any kind or character (whether or not asserted prior to Closing, and whether known or unknown, fixed or unfixed, conditional or unconditional, based on theories, contract, tort, strict liability or otherwise, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or other legal theory), including, without limitation, penalties and interest on any amount payable as a result of any of the foregoing, any reasonable legal or other reasonable costs and expenses incurred in connection with investigating or defending any Claim, and all amounts paid in settlement of Claims. Without limiting the generality of the foregoing, the term “Claims” specifically includes any and all Claims arising from, attributable to or incurred in connection with any (i) breach of contract, (ii) loss of or damage to property, injury to or death of persons, and other tortuous injury and (iii) violation of any Legal Requirement.

Section 7.2 CEP’s Assumption of Obligations. Upon Closing, CEP assumes and hereby agrees to fulfill, perform, be bound by, pay and discharge (or cause to be fulfilled, performed, paid or discharged) the following liabilities (collectively, the “Assumed Obligations”):

(a) all liabilities and obligations that are attributable to the ownership or operation of the Company Assets on or after the Effective Time (including, without limitation, with respect to damage to property, environmental matters, or injury to or death of persons, in each case occurring after the Effective Time but attributable in whole or in part to conditions or operations that existed or occurred before the Effective Time);

(b) on and after the second anniversary of the Closing Date, all liabilities and obligations that are attributable to the ownership or operation of the Company Assets prior to the Effective Time; provided, however, that if Sanchez provides written notice to CEP that Sanchez will be liquidated after the first anniversary of the Closing Date and prior to the second anniversary of the Closing Date, then CEP shall assume all such liabilities and obligations in excess of $2,000,000;

(c) all liabilities and obligations to properly plug and abandon all wells and disassemble and remove facilities and equipment now or hereafter located on the Company Assets and clean up and restore the Company Assets (including all obligations to clean, close and abandon all pits and impoundments) in accordance with the applicable Leases and Legal Requirements (regardless of whether any such obligation to plug, abandon, remove, clean up and restore is attributable to periods of time prior to or after the Effective Time); and

(d) all duties, obligations and liabilities with respect to the ownership or operation of the Company Assets arising under Environmental Laws prior to or after the Effective Time.

Section 7.3 Sanchez’s Indemnity Obligation.

(a) Indemnified Claims. Subject to the further provisions hereof, from and after the Closing, Sanchez shall defend, protect, indemnify and hold the Company and CEP, their affiliates, and their respective partners, members, managers, directors, officers, employees, contractors, and representatives (which additional parties, together with the Company and CEP, are hereinafter collectively referred to as the “CEP Parties”) harmless from and against any and all Claims arising from, out of or in connection with, or otherwise relating to:

(i) any inaccuracy of any representation or warranty of Sanchez set forth in Section 3.1;

(ii) Sanchez’s breach of, or failure to perform or satisfy, any of its covenants and similar obligations (other than Sanchez’s covenants and agreements under Article VIII and Section 9.2) hereunder;

(iii) the Excluded Assets and the obligations of Sanchez pursuant to Section 9.2;

(iv) the ownership or operation of the Company Assets prior to the Effective Time (other than Claims with respect to the Assumed Obligations); and

(v) the obligations of Sanchez pursuant to Article VIII.

The Claims with respect to which CEP Parties are entitled to be indemnified under this Section 7.3 are referred to herein as the “CEP Indemnified Claims”

(b) Limits on Sanchez’s Indemnity Obligations. Sanchez shall not be liable to the CEP Parties with respect to any CEP Indemnified Claim pursuant to Section 7.3(a)(i) unless (i) the amount of the Claim resulting from any separate fact, condition or event that constitutes a Claim is in excess of $50,000 (the “Individual Indemnification Threshold”) and (ii) the aggregate amount of all CEP Indemnified Claims exceeds 2.5% of the Consideration (the “Aggregate Indemnification Threshold”), after which point the CEP Parties will be entitled to indemnification only for the incremental value of such Claims in excess of the Aggregate Indemnification Threshold. CEP Indemnified Claims arising pursuant to (1) Section 7.3(a)(i) with respect to breach by Sanchez of its representations and warranties in Section 3.1(a), Section 3.1(b), Section 3.1(d), Section 3.1(e) and Section 3.1(h), (2) Section 7.3(a)(ii), (3) Section 7.3(a)(iii), (4) Section 7.3(a)(iv) and (5) Section 7.3(a)(v) shall not be subject to the Individual Indemnification Threshold or the Aggregate Indemnification Threshold.

(c) Indemnity Cap. The cumulative obligation of Sanchez to the CEP Parties with respect to all CEP Indemnified Claims pursuant to Section 7.3(a)(i) will be limited to 15% of the Consideration (the “Indemnity Cap”); provided, however, that Claims for indemnification pursuant to (1) Section 7.3(a)(i) with respect to breach by Sanchez of its representations and warranties in Section 3.1(a), Section 3.1(b), Section 3.1(d), Section 3.1(e) and Section 3.1(h), (2) Section 7.3(a)(ii), (3) Section 7.3(a)(iii), (4) Section 7.3(a)(iv) and (5) Section 7.3(a)(v) shall not be subject to the Indemnity Cap; provided, further, that if Sanchez provides written notice to CEP that Sanchez will be liquidated after the first anniversary of the Closing Date and prior to the second anniversary of the Closing Date, then any Claims for indemnification made by the CEP Parties during such period pursuant to Section 7.3(a)(iv) shall not exceed $2,000,000.

(d) Survival.

(i) The representations and warranties of Sanchez in Section 3.1 shall terminate on the first anniversary of the Closing Date; provided, however, that (A) the representations and warranties in Section 3.1(a), Section 3.1(b), Section 3.1(d), Section 3.1(e) and Section 3.1(u) shall survive without limit as to duration; and (B) the representations and warranties in Section 3.1(h) shall survive for the applicable statute of limitations, plus 90 days. Sanchez’s obligation to indemnify CEP Parties pursuant to Section 7.3(a)(i) with respect to breaches of Sanchez’s representations and warranties shall survive for the survival period of the applicable representation and warranty set forth in this Section 7.3(d)(i).

(ii) Sanchez’s obligation to indemnify the CEP Parties pursuant to Section 7.3(a)(ii) shall survive until the first anniversary of the Closing Date.

(iii) Sanchez’s obligations to indemnify the CEP Parties pursuant to Section 7.3(a)(iii) shall survive indefinitely.

(iv) Sanchez’s obligation to indemnify the CEP Parties pursuant to Section 7.3(a)(iv) shall survive until the second anniversary of the Closing Date.

(v) Sanchez’s obligation to indemnify the CEP Parties pursuant to Section 7.3(a)(v) shall survive for the period of the applicable statute of limitations, plus 90 days.

The foregoing survival periods will not limit the rights of CEP Parties to proceed against Sanchez as provided herein with respect to any Claim for which a CEP Party has provided notice to Sanchez as provided herein prior to expiration of the survival period applicable to such Claim as provided above.

Section 7.4 CEP’s Indemnification of Sanchez.

(a) Indemnified Claims. Subject to the further provisions hereof, from and after the Closing, CEP shall defend, protect, indemnify and hold Sanchez, its affiliates, and their respective partners, members, managers, directors, officers, employees, contractors and representatives (which additional parties, together with Sanchez, are hereinafter collectively referred to as the “Sanchez Indemnitees”) harmless from and against any and all Claims in any way arising from, out of or in connection with, or otherwise relating to:

(i) any inaccuracy of any representation or warranty of CEP in Section 3.2;

(ii) CEP’s breach of, or failure to perform or satisfy, any of its covenants and similar obligations hereunder; and

(iii) the Assumed Obligations.

The Claims with respect to which the Sanchez Indemnitees are indemnified under this Section 7.4 are, collectively, the “Sanchez Indemnified Claims.”

(b) Limits on CEP’s Indemnity Obligations. CEP shall not be liable to the Sanchez Indemnitees with respect to any Sanchez Indemnified Claim pursuant to Section 7.4(a)(i) unless (i) the amount of the Claim resulting from any separate fact, condition or event that constitutes a Claim is in excess of the Individual Indemnification Threshold and (ii) the aggregate amount of all Sanchez Indemnified Claims exceeds the Aggregate Indemnification Threshold, after which point the Sanchez Indemnitees will be entitled to indemnification only for the incremental value of such Claims in excess of the Aggregate Indemnification Threshold. Sanchez Indemnified Claims arising pursuant to (1) Section 7.4(a)(i) with respect to a breach by CEP of its representations and warranties in Section 3.2(a), Section 3.2(b), Section 3.2(d)(iv) and Section 3.2(m), (2) Section 7.4(a)(ii) and (3) Section 7.4(a)(iii) shall not be subject to the Individual Indemnification Threshold or the Aggregate Indemnification Threshold.

(c) Indemnity Cap. The cumulative obligation of CEP to the Sanchez Indemnitees with respect to all Sanchez Indemnified Claims pursuant to Section 7.4(a)(i) will be limited to the Indemnity Cap; provided, however, that Claims for indemnification pursuant to (1) Section 7.4(a)(i) with respect to a breach by CEP of its representations and warranties in Section 3.2(a), Section 3.2(b), Section 3.2(d)(iv) and Section 3.2(m), (2) Section 7.4(a)(ii), and (3) Section 7.4(a)(iii) shall not be subject to the Indemnity Cap.

(d) Survival.

(i) The representations and warranties of CEP in Section 3.2 shall terminate on the first anniversary of the Closing Date; provided, however, that the representations and warranties in Section 3.2(a), Section 3.2(b), Section 3.2(d)(iv) and Section 3.2(m) shall survive without limit as to duration. CEP’s obligation to indemnify the Sanchez Indemnitees pursuant to Section 7.4(a)(i) with respect to breaches of CEP’s representations and warranties shall survive for the survival period of the applicable representation and warranty set forth in this subsection (i).

(ii) CEP’s obligation to indemnify the Sanchez Indemnitees pursuant to Section 7.4(a)(ii) shall survive shall survive for the period of the applicable statute of limitations, plus 90 days.

(iii) CEP’s obligation to indemnify the Sanchez Indemnitees with respect to the Assumed Obligations pursuant to Section 7.4(a)(iii) shall survive the Closing without limit as to duration (provided, however, that the foregoing shall in no event constitute a waiver of any applicable statute of limitations).

The foregoing survival periods will not limit the rights of Sanchez to proceed against CEP as provided herein with respect to any Claim for which Sanchez has provided notice to CEP as provided herein prior to expiration of the survival period applicable to such Claim as provided above.

(e) Special Indemnity. From and after the Closing, CEP shall reimburse the Sanchez Indemnitees within 10 days of receipt for any reasonable, documented, out-of-pocket legal or professional fees and expenses (provided that, the Sanchez Indemnitees shall not be required to provide copies of any detailed time entries or information that may be attorney-client privileged) incurred in the evaluation, defense or settlement of any and all Claims of third parties or their affiliates that hold or own any securities of CEP as of the Closing Date in any way arising from, out of or in connection with, or otherwise relating to, the transactions contemplated by the Basic Documents.

Section 7.5 Negligence and Strict Liability. THE FOREGOING ASSUMPTIONS AND INDEMNIFICATIONS IN THIS ARTICLE VII SHALL APPLY WHETHER OR NOT THE CLAIM AROSE OUT OF THE SOLE, JOINT, CONCURRENT OR COMPARATIVE NEGLIGENCE (BUT NOT GROSS NEGLIGENCE OR WILLFUL MISCONDUCT), STRICT LIABILITY, LIABILITY WITHOUT FAULT, REGULATORY LIABILITY, STATUTORY LIABILITY, BREACH OF CONTRACT, BREACH OF WARRANTY, OR OTHER FAULT OR RESPONSIBILITY OF THE INDEMNIFIED PARTY.

Section 7.6 Claims Procedures. Promptly upon a Party becoming aware of any Claim with respect to which it believes it is entitled to indemnification hereunder (or would be entitled to indemnification hereunder but for the application of the Aggregate Indemnification Threshold), a Party (an “Indemnified Party”) shall notify the Party from whom indemnification is sought (the “Indemnifying Party”) in writing of the existence and nature of such Claim, the identity of any third party claimants and a description of the damages and the amount thereof relating to such Claim (the “Claim Notice”). Within 10 Business Days of receipt of a Claim Notice, the Indemnifying Party will provide written notice to the Indemnified Party that it accepts, contests or rejects the Claims identified in such Claim Notice. Any failure of the Indemnifying Party to provide such notice within such time period shall be deemed to be a rejection by such Indemnifying Party of such Claim and its responsibility for same. If the Indemnifying Party accepts the Claims identified in the Claim Notice, the Indemnifying Party shall pay the Indemnified Party the full amount of any amounts claimed no later than 10 Business Days after the Indemnifying Party responds to the Claim Notice. Subject to the limitations pursuant to Section 7.3 or Section 7.4, as applicable, the Indemnified Party shall be responsible for the defense of any Claim unless the Indemnifying Party, upon reasonable notice, requests that the defense of a Claim be tendered to the Indemnifying Party. If (i) the defense of a Claim is so tendered and within 10 Business Days thereafter such tender is accepted by the Indemnifying Party on the terms proposed by the Indemnified Party; or (ii) within 10 Business Days after the date on which the Claim Notice has been given pursuant to this Section 7.6, the Indemnifying Party shall acknowledge in writing to the Indemnified Party its obligation to provide an indemnity and assume the defense of the Claim, then, except as hereinafter provided, the Indemnified Party shall not, and the Indemnifying Party shall, have the right to contest, defend, litigate or settle such Claim. The Indemnified Party shall have the right to be represented by counsel at the Indemnified Party’s expense, subject to the limitations hereof, in any such contest, defense, litigation or settlement conducted by the Indemnifying Party. The Indemnifying Party shall lose its right to defend and settle the Claim if, after notice from the Indemnified Party concerning failure to diligently contest and defend the Claim, the Indemnifying Party shall fail to thereafter diligently contest and defend the Claim. So long as the Indemnifying Party has not lost its right or obligation to contest, defend, litigate and settle as herein provided, the Indemnifying Party shall have the exclusive right to contest, defend and litigate the Claim and shall have the exclusive right, in its discretion exercised in good faith, and upon the advice of counsel, to settle any such matter, either before or after the initiation of litigation, at such time and upon such terms as it deems fair and reasonable; provided, that at least five Business Days prior to any such settlement, written notice of its intention to settle shall be given to the Indemnified Party and the Indemnified Party shall have consented thereto, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the applicable limitations in this Article VII, including the Indemnity Cap, all reasonable expenses (including without limitation reasonable attorneys’ fees) incurred by the Indemnifying Party in connection with the foregoing shall be paid by the Indemnifying Party. Notwithstanding the foregoing, in connection with any settlement negotiated by an Indemnifying Party, no Indemnified Party shall be required by an Indemnifying Party to (w) enter into a settlement or other similar agreement that prejudices the rights of the Indemnified Party, (x) enter into any settlement that does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such claim or litigation, (y) enter into any settlement that attributes by its terms liability or wrongdoing to the Indemnified Party or (z) consent to the entry of any judgment that does not include as a term thereof a full dismissal of the litigation or proceeding with prejudice. No failure by an Indemnifying Party to acknowledge in writing its indemnification obligations under this Article VII or any other provision hereof shall relieve it of such obligations to the extent they exist. If the Indemnifying Party fails to accept a tender of, or assume, the defense of a Claim pursuant to this Section 7.6, or if, in accordance with the foregoing, the Indemnifying Party shall lose its right to contest, defend, litigate and settle such a Claim or if there is a legal conflict, the Indemnified Party shall have the right, without prejudice to its right of indemnification hereunder, in its discretion exercised in good faith and upon the advice of counsel, to contest, defend and litigate such Claim, and may settle such Claim, either before or after the initiation of litigation, at such time and upon such terms as the Indemnified Party deems fair and reasonable; provided, that the Indemnified Party will not settle such Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnified Party so contests, defends, litigates or settles a Claim for which it is entitled to indemnification hereunder as hereinabove provided, then, subject to the applicable limitations in this Article VII, including the Indemnity Cap, the Indemnified Party shall be reimbursed by the Indemnifying Party for the reasonable attorneys’ fees and other expenses of defending, contesting, litigating and/or settling the Claim which are incurred from time to time, forthwith following the presentation to the Indemnifying Party of itemized bills for said attorneys’ fees and other expenses.

Section 7.7 Subrogation. Following full indemnification as provided for hereunder, the Indemnifying Party shall be subrogated to all rights of the Indemnified Party with respect to all parties relating to the matter for which indemnification has been made and the Indemnified Party agrees upon the request from time to time or at any time from the Indemnifying Party to fully cooperate with the Indemnifying Party in exercising such subrogation rights; provided, however, that no such subrogation shall be provided to any Indemnifying Party in respect of any Claim not satisfied in full as a result of any of the limitations on indemnity contained in this Agreement as a result of the obligation of such Indemnifying Party in respect of such Claim.

Section 7.8 Insured Losses; Recoveries from Third Parties. The amount of any damages for which indemnification is provided hereunder shall be net of any duplicative amounts recovered by the Indemnified Party under insurance policies or from unaffiliated third parties with respect to such damages. If an Indemnified Party receives an amount under insurance coverage or from an unaffiliated third party with respect to damages at any time subsequent to any indemnification provided by an Indemnifying Party pursuant hereto, then such Indemnified Party shall promptly deliver such amount (up to the amount of the indemnification payment made to such Indemnified Party regarding such matter) to the Indemnifying Party;

provided, however, that such Indemnified Party shall be entitled to retain the amount of any payments made for costs or expenses incurred in connection with obtaining such payment. The obligation created by this Section 7.8 is an obligation to make repayment in the event of a recovery from a third party and shall not delay an Indemnified Party’s right to repayment from the Indemnifying Party hereunder.

Section 7.9 Characterization of Indemnification Payments. The Parties agree to treat for federal, state and local income tax purposes any payment with respect to an indemnified Claim as an adjustment to the Consideration, unless otherwise required by applicable Legal Requirement or as agreed by the Parties.

Section 7.10 Exclusive Remedies. After the Closing, and except for fraud or any non-monetary, equitable relief to which a Party may be entitled, the rights and remedies set forth in this Article VII shall constitute the sole and exclusive rights and remedies of the Parties under or with respect to the subject matter of this Agreement.

ARTICLE VIII. TAX MATTERS

Section 8.1 Payment of Taxes: Preparation of Tax Returns.

(a) Sanchez shall file all Tax Returns required to be filed by or with respect to the Company or the Company Assets for a Pre-Closing Tax Period that are required to be filed prior to or on the Closing Date. CEP shall prepare and timely file all other Tax Returns required to be filed by or with respect to the Company and the Company Assets. CEP shall provide to Sanchez for its review a draft of each such Tax Return of the Company for any Taxable period ending on or before the Closing Date or for any Taxable period beginning before and ending after the Closing Date no later than 10 days prior to the due date (including extensions) of such Tax Return, and CEP shall make such changes to such draft Tax Return as Sanchez may reasonably request.

(b) Sanchez shall, except to the extent the Taxes have been taken into account in determining the Consideration, pay, and shall indemnify and hold CEP and its Affiliates harmless from and against all, Taxes owed and payable by the Company or with respect to the Company Assets at any time prior to or on the Closing Date. Sanchez shall indemnify and hold harmless CEP and its affiliates from and against all Taxes with respect to the Company or the Company Assets and attributable to any Pre-Effective Time Tax Period or portion of any Straddle Period prior to and including the Effective Time. CEP shall pay or be responsible for all other Taxes owed with respect to the Company or any of the Company Assets.

(c) For purposes of this Agreement, liability for Taxes with respect to the Company or the Company Assets with respect to any Straddle Period shall be apportioned as follows: property and similar ad valorem Taxes shall be apportioned on a ratable daily basis, and all other Taxes shall be apportioned based on an interim closing of the books of the Company as of the end of the Effective Time.

(d) Notwithstanding the above, CEP and Sanchez acknowledge that the Company is a member of Sanchez’s combined group for Texas franchise tax purposes and that Sanchez will prepare the Texas franchise tax returns of the Company for all periods that include the Company as a member of Sanchez’s combined group and pay all the Texas franchise taxes related thereto.

(e) For purposes of this Agreement the following terms shall have the assigned meanings:

(i) “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

(ii) “Pre-Effective Time Tax Period” means any Tax period ending on or before the Effective Time.

(iii) “Straddle Period” means any Tax period that includes but does not end at the Effective Time.

(iv) “Tax Returns” means any report, return, election, document, estimated tax filing, declaration, claim for refund, information returns, or other filing provided to any Governmental Authority including any schedules or attachments thereto and any amendment thereof.

(v) “Taxes” means all taxes, assessments, charges, duties, fees, levies, imposts or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, margins, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, real or personal property, excise, severance, windfall profits, customs, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative minimum, add-on, value-added, withholding and other taxes, and assessments, charges, duties, fees, levies, imposts or other similar charges of any kind, and all estimated taxes, deficiency assessments, additions to tax, penalties and interest with respect to taxes, whether disputed or otherwise.

Section 8.2 Transfer Taxes. Notwithstanding Section 8.1, all excise, sales, use, transfer (including real property transfer), stamp, documentary, filing, recordation and other similar taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting directly from the sale and transfer by Sanchez to CEP of the Assigned Equity (the “Transfer Taxes”), shall be borne by CEP. CEP shall indemnify and hold harmless Sanchez and its affiliates from, against and in respect of any such Transfer Taxes. Notwithstanding Section 8.1, which shall not apply to Tax Returns relating to Transfer Taxes, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the Party primarily or customarily responsible under the applicable local Legal Requirement for filing such Tax Returns, and such Party will use its commercially reasonable efforts to provide such Tax Returns to the other Party at least 10 days prior to the Due Date for such Tax Returns.

Section 8.3 Amendment of Tax Returns. Except to the extent required by Legal Requirement, CEP shall not, and shall cause the Company and any controlled affiliate of either of them not to, without the prior written consent of Sanchez (which consent shall not be unreasonably withheld), amend any Tax Return of the Company for any period or portion thereof ending on or before the Closing Date.

Section 8.4 Maintenance of Books and Records. Until the applicable statute of limitations (including periods of waiver) has expired for any Tax Returns filed or required to be filed by the Company covering the periods, or portions thereof, ending on or before the Closing Date, CEP shall retain all books and records that Sanchez delivers to CEP at the Closing relating to Taxes of the Company in existence on the Closing Date.

Section 8.5 Assistance and Cooperation. The Parties agree that, after the Closing Date:

(a) Sanchez shall use its commercially reasonable efforts to assist (and cause its affiliates to reasonably assist) CEP in preparing any Straddle Period Tax Returns;

(b) The Parties shall cooperate fully in preparing for any pending or threatened audits, adjustments, assessments or subsequent proceedings (each, a “Tax Audit”), or disputes with taxing authorities, relating to any Tax Returns or Taxes of the Company, including providing access to relevant books and records relating to Taxes in accordance with Section 8.4;

(c) The Parties shall make available to each other and to any Taxing authority as reasonably requested all relevant books and records relating to Taxes in connection with any Tax Audit;

(d) Each Party shall promptly furnish the other Party with copies of all relevant correspondence received from any Taxing authority in connection with any Tax Audit or information request relating to Taxes for which such other Party may have an indemnification obligation under this Agreement; and

(e) Except as otherwise provided herein, the Party requesting assistance or cooperation shall bear the other Party’s reasonable out-of-pocket expenses incurred in connection with complying with such request to the extent that those expenses are attributable to fees and other costs of unaffiliated third-party service providers.

Section 8.6 Tax Proceedings. If a claim shall be made by any Tax authority in respect of the Company for a Tax period (or portion thereof) ending on or prior to the Closing Date, CEP shall promptly give written notice to the Sanchez of such claim in accordance with Section 10.10. The failure of CEP to give such notices shall relieve Sanchez from its indemnification obligations hereunder, but only to the extent it is actually prejudiced by such failure. With respect to any Tax claim against the Company for which Sanchez may be liable pursuant to this Article VIII, Sanchez shall control all proceedings and may make all decisions taken in connection with such Tax claim (including selection of counsel) at Sanchez’s expense and pay all Taxes related thereto; provided, however, that if the resolution of any portion of such a Tax claim would increase the Taxes of CEP, the Company or their direct or indirect owners for a Tax period after the Closing Date, Sanchez shall give written notice thereof to CEP, and CEP shall be entitled to participate in the proceedings taken in connection with such portion of such Tax claim. CEP shall control at its own expense all proceedings taken in connection with any Tax claim relating to the Company for a Straddle Period and in connection with any Tax claim relating to the Company for a Tax period beginning after the Closing Date; provided, however, that if the resolution of any portion of such a Tax claim would reasonably be expected to adversely affect Sanchez, CEP shall give written notice thereof to the Sanchez, and Sanchez shall be entitled to participate in the proceedings taken in connection with such portion of such Tax claim. A Party shall promptly notify the other Party if it decides not to control the defense or settlement of any Tax claim for a Tax period (or portion thereof) ending on or prior to the Closing Date which it is entitled to control pursuant to this Agreement, and the other Party shall thereupon be permitted to defend and settle such proceeding without prejudice.

ARTICLE IX. CERTAIN POST-CLOSING COVENANTS

Section 9.1 Records. Sanchez shall deliver the Records or copies of the Records, as applicable, to CEP within 10 Business Days following the Closing Date. CEP will retain the Records delivered to it hereunder and Sanchez shall have the right to review the Records during standard business hours upon reasonable notice, in each case, for seven years after the Closing with respect to tax Records and four years after the Closing with respect to other Records.

Section 9.2 Suspense Accounts. Sanchez is retaining all revenue suspense accounts maintained by Sanchez that are scheduled on Schedule 9.2 and have not been paid because of title defects, or because such persons cannot be located or their identity is unknown or other causes and will administer the payment of such funds after the Closing upon the resolution of such matters.

Section 9.3 Successor Operator. CEP acknowledges and agrees that, on and after the Closing, an affiliate of Sanchez shall remain the operator of the Company Assets with respect to the portions thereof which such affiliate presently operates. Upon Sanchez’s request, CEP shall, and shall cause the Company to, name such affiliate as an additional insured under all applicable liability insurance policies related to such Company Assets for so long as such affiliate remains the operator of such Company Assets.

Section 9.4 Financial Records. Sanchez shall reasonably cooperate with CEP and its representatives in order to provide, or cause Sanchez’s accountants, counsel, agents and other third parties to provide, documents and information necessary in connection with the preparation by CEP of financial statements and other financial data relating to the Company that are required to be included in any filing by CEP or its affiliates with the Commission provided that CEP agrees to promptly reimburse Sanchez for any reasonable out-of-pocket cost or expense associated therewith.

Section 9.5 Listing of Common Units. CEP hereby agrees to use its commercially reasonable efforts to maintain the listing of the Common Units on the NYSE MKT, and as soon as reasonably practicable following the Closing (but not later than the earlier of the effective date of the initial registration statement contemplated by the Registration Rights Agreement and the first anniversary of the Closing Date) to list all of the Common Units issued to Sanchez on the Closing Date on such national securities exchange. CEP further agrees, if CEP applies to have its Common Units traded on any national securities exchange other than the NYSE MKT, it will include in such application all of the Common Units issued to Sanchez on the Closing Date and will take such other action as is necessary to cause all of such units to be listed on such other national securities exchange as promptly as possible. CEP will take all action reasonably necessary to continue the listing and trading of its Common Units on a national securities exchange and will comply in all respects with CEP’s reporting, filing and other obligations under the bylaws or rules of such national securities exchange.

Section 9.6 Issuance of Additional Class A Units. If Sanchez or CEP at any time determines that the 1,130,512 Class A Units did not constitute at least 70% of the Outstanding Class A Units (as defined in the Operating Agreement and with full voting rights) determined immediately after such issuance or upon any later issuance of Class A Units which is not approved by the holder of the Class Z Unit in accordance with the terms of the Amendment to the Operating Agreement, CEP shall promptly issue such additional number of Class A Units to Sanchez as required for Sanchez to hold and to vote at least 70% of the Outstanding Class A Units (as defined in the Operating Agreement).

Section 9.7 Financial Information. Upon CEP’s request, Sanchez shall, or shall cause SEP or any of their representatives to, provide promptly, at CEP’s sole cost and expense, any financial information needed for CEP and its accountants to prepare financial statements that may be required to be filed with the Commission.

Section 9.8 Further Assurances. From time to time after Closing, each Party shall execute, acknowledge and deliver to the other Party such further instruments and take such other action as may be reasonably requested in order more effectively assure to the other the full beneficial use and enjoyment of the Company Assets and to accomplish the purposes of the transactions contemplated by this Agreement. Upon Sanchez’s written request, CEP shall use commercially reasonable efforts to cause any guarantees by SEP or its affiliates under the Leases to be released.

Section 9.9 Release of Stifel. Sanchez hereby (a) disclaims any reliance upon Stifel Nicolaus & Company, Incorporated, financial advisor to CEP, or its officers, directors, employees, attorneys or affiliates (the “Stifel Parties”) with respect to the negotiation, execution or performance of this Agreement or any representation or warranty made by the Stifel Parties in, in connection with, or as an inducement to this Agreement; (b) agrees that all claims, obligations, liabilities, demands, causes of action or obligations (each, an “Action”) that may be based upon, arise under or relate to this Agreement or its negotiation, execution or performance may not be made against the Stifel Parties to the extent that such Actions are initiated by Sanchez (but excluding for the avoidance of doubt any Action which is initiated by another security holder of CEP and which Sanchez may elect to participate in its capacity as a security holder of CEP); (c) waives and releases all Actions against the Stifel Parties which are initiated by Sanchez (but excluding for the avoidance of doubt any Action which is initiated by another security holder of CEP and which Sanchez may elect to participate in its capacity as a security holder of CEP) in connection with this Agreement and the transactions contemplated hereby; and (d) agrees that Stifel will be a third-party beneficiary of this Section 9.9.

ARTICLE X. MISCELLANEOUS

Section 10.1 Publicity. Except as and to the extent required by law, no Party will make, directly or indirectly, any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Parties, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, if a Party is required to make such a public announcement or statement under applicable Legal Requirements or the rules and regulations of the NYSE MKT (or other public stock exchange of similar reputation and standing) on which the shares of such Party or any of its affiliates are listed, then the same may be made without the approval of any other Party provided that such Party is given a reasonable opportunity to review and comment thereon.

Section 10.2 Exhibits and Schedules. The Exhibits and Schedules referred to in this Agreement are hereby incorporated in this Agreement by reference and constitute a part of this Agreement. In the event of a conflict or inconsistency between the provisions of the Exhibits or Schedules and the provisions of this Agreement, the provisions of this Agreement shall take precedence. In the event of a conflict or inconsistency between the provisions of the pro forma transaction documents attached to this Agreement as Exhibits or Schedules and the transaction documents actually executed by the Parties, the provisions of the executed transaction documents shall take precedence. The inclusion of any matter upon any Schedule does not constitute an admission or agreement that such matter is material with respect to the representations and warranties contained herein. The disclosure of a matter on a particular Schedule shall be deemed to have been disclosed for all representations and warranties of the applicable Party to the extent that the applicability of such matter to such representations and warranties is reasonably apparent on its face.

Section 10.3 Expenses. Except as otherwise specifically provided, all fees, costs and expenses incurred by each Party in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the Party incurring same, including legal and accounting fees, costs and expenses.

Section 10.4 Assignment. This Agreement may not be assigned, either in whole or in part, without the express written consent of the non-assigning Party.

Section 10.5 Entire Agreement. This Agreement and the documents to be executed and delivered pursuant hereto constitute the entire agreement between the Parties with respect to the transactions contemplated herein, and supersede all prior oral or written agreements, commitments, and understandings between the Parties.

Section 10.6 Amendments; Waivers. Except for waivers specifically provided for in this Agreement, this Agreement may not be amended nor any rights hereunder waived except by an instrument in writing signed by the Party to be charged with such amendment or waiver and delivered by such Party to the Party claiming the benefit of such amendment of waiver. No waiver by any Party of any condition, or of the breach of any term, provision, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, provision, covenant, representation or warranty.

Section 10.7 Headings. The headings of the Articles and Sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

Section 10.8 References; Certain Definitions.

(a) References made in this Agreement, including use of a pronoun, shall be deemed to include, where applicable, masculine, feminine, singular or plural, individuals, limited liability companies, partnerships or corporations.

(b) As used in this Agreement, the term “including” shall mean “including without limitation.”

(c) For purposes hereof, the term “Knowledge” with respect to any Party shall refer to matters actually known by an officer of such Party.

(d) As used herein, the term “Business Day” (whether or not capitalized herein) means any day other than Saturday, Sunday, or any day on which the principal commercial banks located in the State of Texas are authorized or obligated to close under the laws of such states.

(e) For purposes of this Agreement, the term “Subsidiary” means, as to any Person, any corporation or other entity of which a majority of the outstanding equity interests having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries.

(f) As used herein, the term “Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization or government or any agency, instrumentality or political subdivision thereof, or any other form of entity.

(g) References in this Agreement to Articles or Sections are references to Articles or Sections of this Agreement, except as otherwise indicated.

Section 10.9 No Third Party Beneficiaries. This Agreement is for the benefit of the Parties and their respective Indemnified Parties and their respective successors, representatives, and assigns and not for the benefit of third parties.

Section 10.10 Notices. All notices and consents to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered either by personal delivery, telecopy or similar facsimile means, by certified or registered mail, return receipt requested, or by courier or delivery service, or by email addressed to the Parties hereto at the following addresses:

If to Sanchez:

Sanchez Energy Partners I, LP

1111 Bagby, Suite 1800

Houston, TX 77002

Telephone: 713-783-8000

Facsimile: 302-655-5049

Email: gwillinger@sanchezog.com

Attn: Gerry Willinger

With a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 44th Floor

Houston, TX 77002

Telephone: 713-220-5881

Facsimile: 713-236-0822

Email: delder@akingump.com

Attn: David Elder

If to CEP:

Constellation Energy Partners LLC

1801 Main Street, Suite 1300

Houston, TX 77002

Telephone: 832-308-3676

Facsimile: 832-308-3720

Email: chuck.ward@cepllc.com

Attn: Chuck Ward

With a copy (which shall not constitute notice) to:

Constellation Energy Partners LLC

1801 Main Street, Suite 1300

Houston, TX 77002

Telephone: 832-308-3674

Facsimile: 832-308-3721

Email: elizabeth.evans@cepllc.com

Attn: Elizabeth Evans

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, TX 77002

Telephone: 713-220-4360

Facsimile: 713-238-7130

Email: moleary@andrewskurth.com

Attn: G. M. O’Leary

or at such other address and number as either Party shall have previously designated by written notice given to the other Party in the manner herein above set forth. Notices shall be deemed given when received, if sent by facsimile (confirmation of such receipt by confirmed facsimile transmission being deemed receipt of communications); and when delivered and receipted for (or upon the date of attempted delivery where delivery is refused), if either hand-delivered, sent by express courier or delivery service, or sent by certified or registered mail, return receipt requested.

Section 10.11 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas applicable to contracts executed in and to be performed in that state.

Section 10.12 Survival of Certain Obligations. Except as expressly provided otherwise in this Agreement, (a) all waivers, disclaimers, releases, representations, and warranties shall survive the Closing and the delivery and acceptance of the Assignment, and (b) all continuing obligations of the Parties which, in accordance with the terms and provisions of this Agreement, are to be performed after Closing, shall survive the Closing and the delivery and acceptance of the Assignment until such covenants and obligations are performed in accordance with the terms of this Agreement, after which time such covenants and obligations shall expire and no claim may be made with respect to such expired covenants or obligations; provided, however, that there shall be no termination of a bona fide claim for which a Claim Notice has been given pursuant to this Agreement with respect to a covenant or obligation prior to its expiration.

Section 10.13 Severability. It is the intent of the Parties that the provisions contained in this Agreement shall be severable. Should any provision of this Agreement, in whole or in part, be held by a court of competent jurisdiction to be invalid or unenforceable as a matter of law, (i) that provision will be modified to the extent necessary to make it valid and enforceable and if it cannot be so modified, then it shall be deleted; and (ii) such holding shall not affect the other portions of this Agreement, and such portions that are not invalid shall be given effect without the invalid portion.

Section 10.14 CONSPICUOUSNESS/EXPRESS NEGLIGENCE. THE DEFENSE, RELEASE, INDEMNIFICATION AND HOLD HARMLESS PROVISIONS PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE DAMAGES, LOSSES, INJURIES, LIABILITIES, COSTS OR EXPENSES IN QUESTION AROSE SOLELY OR IN PART FROM THE ACTIVE, PASSIVE OR CONCURRENT NEGLIGENCE, STRICT LIABILITY, BREACH OF DUTY (STATUTORY OR OTHERWISE), OR OTHER FAULT OF ANY INDEMNIFIED PARTY, OR FROM ANY PRE-EXISTING DEFECT, EXCEPT TO THE EXTENT CAUSED BY THE INDEMNIFIED PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. EACH PARTY ACKNOWLEDGES THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

Section 10.15 WAIVER OF CERTAIN DAMAGES. EACH PARTY IRREVOCABLY WAIVES AND AGREES NOT TO SEEK INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES OF ANY KIND IN CONNECTION WITH ANY DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE BREACH HEREOF. FOR THE AVOIDANCE OF DOUBT, THIS SECTION 10.15 DOES NOT DIMINISH OR OTHERWISE AFFECT THE PARTIES’ RIGHTS AND OBLIGATIONS TO BE INDEMNIFIED AGAINST, AND PROVIDE INDEMNITY FOR, INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES AWARDED TO ANY THIRD PARTY FOR WHICH INDEMNIFICATION IS PROVIDED IN THIS AGREEMENT.

Section 10.16 Counterparts. This Agreement may be executed in one or more counterparts with the same effect as if all signatures of the Parties hereto were on the same document, but in such event each counterpart shall constitute an original, and all of such counterparts shall constitute one Agreement; but in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart signed by each Party.

[SIGNATURE PAGE FOLLOWS]

EXECUTED as of the date first above written.

SANCHEZ ENERGY PARTNERS I, LP

By: SEP Management I, LLC

By:	/s/ Tony Sanchez III

Name:	Tony Sanchez III

Title:	President

CONSTELLATION ENERGY PARTNERS LLC

By:	/s/ Charles C. Ward

Name:	Charles C. Ward

Title:	Chief Financial Officer, Chief Accounting Officer & Treasurer

[Contribution Agreement Signature Page]